03014955

U.S. SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

ANNUAL AUDITED REPORT FORM X-17A-5 PART III

FACING PAGE

Information Required of Brokers and Dealers
Pursuant to Section 17 of the Securities Exchange Act of 1934
and Rule 17a-5 Thereunder

SEC FILE NO.
8-52945

REPORT FOR THE PERIOD BEGINNING 01/01/02 (MM/DD/YY) AND ENDING 12/31/02 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:
The Geneva Companies, Inc

Official Use Only
FIRM ID. NO.

SEC MAIL PROCESSING SECTION
RECEIVED
MAR - 3 2003
WASH, D.C. 181

ADDRESS OF PRINCIPAL PLACE OF BUSINESS:
(Do not use P.O. Box No.)

5 Park Plaza, Ste. 2000
(No. and Street)

Irvine	California	92614
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

(Area Code – Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*
(Name – if individual, state last, first, middle name)

KPMG LLP

355 South Grand Avenue	Los Angeles	California	90071
(ADDRESS) Number and Street	City	State	Zip Code

CHECK ONE:

- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

PROCESSED
MAR 20 2003
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

OATH OR AFFIRMATION

We, Frederic M. Krieger and Mark T. Meyer, swear (or affirm) that, to the best of our knowledge and belief the accompanying financial statements and supporting schedules pertaining to the firm of The Geneva Companies Inc. as of December 31, 2002, are true and correct. We further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer. We further swear (or affirm) that the accompanying financial statements and supporting schedules have been or will be made available to all members or allied members of the organization.

CAROL MELTZER
COMM. #1209444
Notary Public-California
ORANGE COUNTY
My Comm. Exp. Jan. 30, 2003

Frederic M. Krieger
President, Chief Operating Officer

Mark T. Meyer
Chief Financial Officer

Notary Public

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page
- [x] (b) Statement of Financial Condition
- [ ] (c) Statement of Income
- [ ] (d) Statement of Cash Flows
- [ ] (e) Statement of Changes in Stockholder's Equity of Partners' or Sole Proprietor's Capital
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors
- [ ] (g) Computation of Net Capital
- [ ] (h) Computation for Determination of Reserve Requirement Pursuant to Rule 15c3-3
- [ ] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3
- [ ] (j) A Reconciliation, including appropriate explanation, of the computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A Rule 15c3-3
- [ ] Schedule of Segregation Requirements and Funds in Segregation Pursuant to Commodity Exchange Act
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation
- [x] (l) An Oath or Affirmation
- [ ] (m) A Copy of the SIPC Supplemental Report
- [ ] (n) A Report describing any material inadequacies found to exist or found to have Existed since the date of the previous audit

** For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3)

KPMG

355 South Grand Avenue
Suite 2000
Los Angeles, CA 90071-1568

Independent Auditors' Report

The Board of Directors and Stockholder
The Geneva Companies Inc.:

We have audited the accompanying consolidated statement of financial condition of The Geneva Companies Inc. (a wholly owned subsidiary of Salomon Brothers Holding Company Inc) and subsidiary (the Company) as of December 31, 2002. This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on this financial statement based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the statement of financial condition is free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the statement of financial condition. An audit of a statement of financial condition also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall statement of financial condition presentation. We believe that our audit of the consolidated statement of financial condition provides a reasonable basis for our opinion.

In our opinion, the consolidated statement of financial condition referred to above presents fairly, in all material respects, the consolidated financial position of The Geneva Companies Inc. and subsidiary as of December 31, 2002 in conformity with accounting principles generally accepted in the United States of America.

KPMG LLP

February 24, 2003

THE GENEVA COMPANIES INC.

Consolidated Statement of Financial Condition

December 31, 2002

(In thousands, except share information)

Assets

Cash	$	30,188
Accounts receivable		1,693
Securities, at fair value		606
Due from affiliate		14,281
Due from related parties		1,906
Property and equipment, net		1,402
Other assets		1,577
Total assets	$	51,653

Liabilities and Stockholder's Equity

Accounts payable and accrued liabilities	$	6,402
Deferred revenue		4,370
Other liabilities		222
Total liabilities		10,994
Commitments and contingencies		
Stockholder's equity:		
Common stock, $0 par value. Authorized, issued, and outstanding 200 shares		—
Additional paid-in capital		42,934
Accumulated deficit		(2,252)
Accumulated other comprehensive loss:		
Cumulative foreign currency translation adjustments		(23)
Total stockholder's equity		40,659
Total liabilities and stockholder's equity	$	51,653

See accompanying notes to consolidated statement of financial condition.

THE GENEVA COMPANIES INC.

Notes to Consolidated Statement of Financial Condition

December 31, 2002

(1) Organization and Business

The Geneva Companies Inc. and its wholly owned subsidiary, Geneva Merger & Acquisition Services of Canada (the Company), is a registered broker-dealer with the U.S. Securities and Exchange Commission and a member of the National Association of Securities Dealers, Inc. The Company's primary business activities consist of conducting seminars and providing clients with evaluation and merger and acquisition services. The Company maintains offices in Southern California, New York, Illinois, Florida, Texas, Pennsylvania, Ohio, Washington, and Ontario, Canada.

The accompanying consolidated statement of financial condition includes the accounts of the Company, a wholly owned subsidiary of Salomon Brothers Holding Company Inc (the Parent). The Company's ultimate parent is Citigroup Inc. All material intercompany transactions and balances have been eliminated in consolidation.

(2) Summary of Significant Accounting Policies

(a) Cash

The Company's cash on deposit is subject to credit risk in relation to cash deposited with financial institutions in excess of the amounts insured by the FDIC.

(b) Securities

Investments in securities are carried at fair value, as determined by quoted market prices.

(c) Property and Equipment

Office equipment, furniture, and fixtures are stated at cost and depreciated on a straight-line basis over their estimated useful lives, generally three to seven years. Leasehold improvements are amortized on a straight-line basis over the remaining terms of the related leases or the useful lives of such improvements, whichever is shorter.

(d) Impairment

The Company reviews its fixed assets and other long-lived assets for impairment whenever events or changes in circumstances indicate that the carrying amount may not be recoverable. Impairment of these assets is measured by a comparison of the carrying amount to the net undiscounted cash flows expected to be generated by the related assets. No impairment losses were recognized in 2002.

(e) Income Taxes

Income taxes are accounted for under the asset and liability method whereby deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled.

(Continued)

A valuation allowance is then established to reduce that deferred tax asset to the level at which it is "more likely than not" that the tax benefits will be realized. Realization of tax benefits of deductible temporary differences and operating loss or credit carryforwards depends on having sufficient taxable income of an appropriate character within the carryforward periods.

(f) ***Foreign Currency Translation***

The assets and liabilities of the Company's Canadian subsidiary have been translated into U.S. dollars at the current rate of exchange existing at year-end.

(g) ***Use of Estimates in the Preparation of the Statement of Financial Condition***

The consolidated statement of financial condition has been prepared in accordance with accounting principles generally accepted in the United States of America which require management to make estimates and assumptions that affect the reported amounts and disclosures in the consolidated statement of financial condition. Actual results could differ from those estimates.

(3) Property and Equipment

The major classifications of fixed assets at December 31, 2002 were as follows (in thousands):

Furniture and fixtures	$	1,514
Computer equipment		3,736
Leasehold improvements		1,083
		6,333
Less accumulated depreciation and amortization		(4,931)
	$	1,402

(4) Related Party Transactions

Amounts reported as due from affiliates include amounts due from the Parent, in relation to deferred tax assets transferred to the Parent's books. Amounts reported as due from related parties represent balances due from former shareholders of the Company.

(5) Income Taxes

Under income tax allocation agreements with the Parent and Citigroup, the Company's U.S. federal, state, local, and foreign income taxes are provided on a separate-return basis and are subject to the utilization of tax attributes in Citigroup's consolidated income tax provision. Under the tax-sharing agreement, the Parent has agreed to purchase all tax assets and reimburse all tax liabilities for the Company; as such, the Company retains no deferred tax assets or liabilities.

Under SFAS 109, *Accounting for Income Taxes*, temporary differences between recorded amounts and the tax bases of assets and liabilities are measured using the enacted tax rates and laws that will be in effect when such differences are expected to reverse.

(6) Employee Benefit Plans

(a) Retirement Plans

The Company participates in a noncontributory defined benefit pension plan with Citigroup, which covers certain U.S. and non-U.S. employees.

(b) Health Care & Life Insurance

The Company provides certain health care and life insurance benefits for its active employees, qualifying retired U.S. employees, and certain non-U.S. employees who reach the retirement criteria specified by the various plans.

(c) Retention Plans

In connection with Citigroup's acquisition of The Geneva Companies Inc., an employee retention plan was adopted whereby select employees of the Company would participate in an incentive retention plan providing for the payment of total retention bonuses of $1.3 million a year through 2003. The Company is amortizing the costs associated with each payment under the plan on a straight-line basis over the period of related service.

(d) Employee Incentive Plans

The Company participates in a stock option plan sponsored by Citigroup that provides for the granting of stock options in Citigroup common stock to officers and key employees.

The Company has a restricted stock plan through Citigroup under which stock of Citigroup is issued in the form of restricted stock to participating officers and employees. The restricted stock generally vests after a two- or three-year period. Except under limited circumstances, during the period the stock cannot be sold or transferred by the participant, who is required to render service during the period. Certain participants may elect to receive part of their awards in restricted stock and part in stock options. Unearned compensation associated with the restricted stock grants is included in "Other assets" in the consolidated statement of financial condition and represents the market value of Citigroup common stock at the date of grant and is recognized as a charge to income ratably over the vesting period.

(7) Commitments and Contingencies

The Company is obligated under various operating leases for office space and equipment. Future minimum annual lease payments under these arrangements are as follows (in thousands):

2003	$	2,898
2004		2,926
2005		3,008
2006		2,994
2007		546
Thereafter		247
	$	12,619

The Company is subject to various pending and threatened legal actions, which arise in the normal course of business. In the opinion of management, the disposition of claims currently pending and threatened will not have a material adverse effect on the Company's consolidated statement of financial condition taken as a whole.

(8) Capital Requirements

The Company, as a broker-dealer, is subject to the Uniform Net Capital Rule of the Securities and Exchange Commission (Rule 15c3-1). Under the alternate method permitted by this rule, the Company is required to maintain net capital, as defined, equal to the greater of $250,000 or 2% of aggregate indebtedness. At December 31, 2002, net capital of $20,153,000 exceeded the minimum requirement by $19,903,000.

In order to comply with Rule 15c3-1, the accounts of Geneva Merger and Acquisition Services of Canada (ONT) Inc. are not included in the Part II Focus filing or the Company's net capital computation. Total assets, liabilities, and stockholder's equity of the subsidiary are $868,000, $155,000, and $721,000, respectively.